Exhibit 99.1

The Real Brokerage Inc. Announces Fourth Quarter and Full Year 2025 Financial Results

MIAMI, March 4, 2026 – The Real Brokerage Inc. (NASDAQ: REAX) (“Real” or the “Company”), a leading real estate technology platform redefining the industry through innovation and culture, announced today financial results for the fourth quarter and full year ended December 31, 2025.

“Real delivered strong fourth quarter results, with revenue increasing 44% year-over-year and closed transactions growing 38%,” said Tamir Poleg, Chairman and Chief Executive Officer. “We ended 2025 with revenue up 56% for the full year and 31,739 agents on our platform, reflecting continued organic share gains despite a tepid housing environment. Our differentiated agent value proposition and expanding ecosystem of products and services continue to attract productive agents seeking greater flexibility, technology, and financial opportunity.”

“Throughout 2025, we scaled our platform with discipline, with growth in revenue and gross profit outpacing growth in operating expenses,” said Jenna Rozenblat, Chief Operating Officer. “As we enter 2026, we remain focused on investing in technology and expanding adoption of our ancillary services to enhance agent productivity and deepen engagement across our network.”

“In 2025, we generated $65.9 million of cash from operating activities and ended the year with $49.9 million of unrestricted cash and short-term investments and no debt,” said Ravi Jani, Chief Financial Officer. “We repurchased $39.4 million of common shares during the year while continuing to invest in platform innovation and ancillary expansion. Looking ahead, we remain focused on driving organic growth, expanding margins, and allocating capital to generate long-term value.”

Q4 2025 Financial Highlights1

●	Revenue rose to $505.1 million in the fourth quarter of 2025, an increase of 44% from $350.6 million in the fourth quarter of 2024.

●	Gross profit reached $39.0 million in the fourth quarter of 2025, an increase of 30% from $30.0 million in the fourth quarter of 2024.

●	Operating expenses totaled $44.3 million in the fourth quarter of 2025, a 22% increase from $36.4 million in the fourth quarter of 2024.

●	Net loss attributable to owners of the Company improved to $(4.2) million in the fourth quarter of 2025, compared to $(6.6) million in the fourth quarter of 2024.

●	Basic and diluted loss per share was $(0.02) in the fourth quarter of 2025, compared to $(0.03) in the fourth quarter of 2024.

●	Adjusted EBITDA[2] was $14.2 million in the fourth quarter of 2025, compared to $9.1 million in the fourth quarter of 2024.

●	Revenue share expense, which is included in Marketing expenses, totaled $14.6 million in the fourth quarter of 2025, a 53% increase compared to $9.5 million in the fourth quarter of 2024.

●	Adjusted operating expenses, which reflect operating expenses less revenue share expense, stock-based compensation, depreciation, and other unique or non-cash expenses, were $21.5 million in the fourth quarter of 2025, compared to $20.0 million in the fourth quarter of 2024.

●	Adjusted operating expense per transaction was $440 in the fourth quarter of 2025, a decline of 22% from $565 in the fourth quarter of 2024.

●	Cash provided by operating activities totaled $149.0 thousand during the fourth quarter of 2025.

●	The Company repurchased 3.9 million common shares for $15.1 million in the fourth quarter.

●	The Company ended the fourth quarter of 2025 with $49.9 million of unrestricted cash and equivalents and short-term investments on its balance sheet and no debt.

1 All dollar references are in U.S. dollars.

2 There are references to “Adjusted EBITDA” and “Adjusted Operating Expense” in this press release, which are non-GAAP measures. Real’s method for calculating non-GAAP measures may differ from other reporting issuers’ methods and accordingly may not be comparable. See accompanying note under the heading “Non-GAAP Measures and Ratios” for an explanation of the composition of these non-GAAP measures.

1

Full Year 2025 Financial Highlights

●	Revenue rose to $2.0 billion for the full year 2025, an increase of 56% from $1.3 billion for the full year 2024.

●	Gross profit reached $165.7 million for the full year 2025, an increase of 44% from $114.7 million in 2024.

●	Operating expenses totaled $174.9 million for the full year 2025, a 25% increase from $140.0 million in 2024.

●	Net loss attributable to owners of the Company improved to $(8.1) million for the full year 2025, compared to $(26.5) million in 2024.

●	Basic and diluted loss per share was $(0.04) for the full year 2025, compared to $(0.14) in 2024.

●	Adjusted EBITDA[2] was $62.9 million for the full year 2025, compared to $40.0 million for the full year 2024.

●	Revenue share expense totaled $60.5 million for the full year 2025, a 42% increase compared to $42.7 million in 2024.

●	Adjusted operating expenses were $87.0 million for the full year 2025, an increase of 34% from $65.1 million in 2024.

●	Cash provided by operating activities totaled $65.9 million for the full year 2025.

●	The Company repurchased 9 million common shares for $39.4 million for the full year 2025.

Q4 and Full Year 2025 Business and Operational Highlights

●	North American Brokerage

●	North American Brokerage revenue rose to $502.0 million in the fourth quarter of 2025, an increase of 44% from $348.1 million in the fourth quarter of 2024. Revenue for the full year 2025 was $2.0 billion, an increase of 56% from $1.3 billion in 2024.

●	The total number of agents increased to 31,739 at the end of the fourth quarter of 2025, an increase of 31% from the fourth quarter of 2024.

●	The total number of transactions closed was 48,903 in the fourth quarter of 2025, an increase of 38% from 35,370 in the fourth quarter of 2024. For the full year 2025, the total number of transactions closed was 185,314, an increase of 54% from 120,601 for the full year 2024.

●	The total value of completed real estate transactions reached $20.3 billion in the fourth quarter of 2025, an increase of 39% from $14.6 billion in the fourth quarter of 2024. For the full year 2025, the total value of completed real estate transactions reached $75.3 billion, an increase of 53% from $49.0 billion for the full year 2024.

●	As of March 3, 2026, over 33,200 agents are now on the Real platform.

●	One Real Title

●	One Real Title revenue was $1.4 million in the fourth quarter of 2025, a 1% increase compared to $1.3 million in the fourth quarter of 2024. Revenue for the full year 2025 was $5.0 million, compared to $4.8 million in 2024.

●	Title results reflect the transition from legacy team-based joint ventures to state-based joint ventures.

●	One Real Mortgage

●	One Real Mortgage revenue reached $1.5 million in the fourth quarter of 2025, a 26% increase compared to $1.2 million in the fourth quarter of 2024. Revenue for the full year 2025 was $6.0 million, compared to $4.0 million in 2024. Growth was driven by the addition of productive loan officers to the platform.

●	As of February 2026, One Real Mortgage had 119 mortgage loan officers, including 85 affiliated with the Real Originate program.

2

●	Real Wallet

●	Real Wallet revenue totaled $339.0 thousand in the fourth quarter of 2025, compared to $42.0 thousand in the fourth quarter of 2024. Revenue for the full year 2025 was $889.0 thousand, compared to $42.0 thousand in 2024.

●	As of February 2026:

●	More than 7,000 Real agents were utilizing Real Wallet Business Checking Accounts, including over 1,400 Real Wallet Tax Planning Business Checking Accounts.

●	The total deposit balance held in all Real Wallet Business Checking and Tax Planning accounts was approximately $22.5 million.

●	The total balance of credit outstanding was $8.0 million.

●	Real Wallet is a financial technology platform that centralizes an agent’s access to certain Company-branded financial products. Real Wallet currently includes: (i) Business Checking Accounts for eligible U.S. agents with Thread Bank, Member FDIC, including a Company-branded debit card; and (ii) credit lines for eligible agents in certain U.S. states and Canadian provinces, based on their earnings history with Real.

●	Corporate Update

●	On December 31, 2025, the Company entered into a settlement agreement to resolve the Cwynar class action lawsuit on a nationwide basis. Under the terms of the settlement, Real will pay $750,000 into a qualified settlement fund following the court’s preliminary approval. The settlement does not constitute an admission of liability and remains subject to court approval.

●	On January 20, 2026, Kate Gurevich was appointed Chief Executive Officer of One Real Mortgage. Ms. Gurevich brings more than 18 years of experience in the mortgage and real estate industries, including leadership roles focused on scaling distributed sales teams, improving operational efficiency and driving loan officer productivity.

●	On February 11, 2026, Ken Pozek was appointed to the Company’s Board of Directors. Mr. Pozek is the founder and leader of The Pozek Group, a 38-agent Orlando-based real estate team. His appointment brings active agent leadership and field-level operating perspective to the Board as the Company continues to scale its agent-focused platform.

3

The Company will discuss the fourth quarter and full year results on a conference call and live webcast today at 8:00 a.m. ET.

Conference Call Details:

Date:	Wednesday, March 4, 2026

Time:	8:00 am ET

Dial-in Number:	North American Toll Free: 888-506-0062 International: 973-528-0011

Access Code:	243802

Webcast:	https://www.webcaster5.com/Webcast/Page/2699/53464

Replay Information:

Replay Number:	North American Toll Free: 877-481-4010 International: 919-882-2331

Access Code:	53464

Replay Link:	https://www.webcaster5.com/Webcast/Page/2699/53464

4

Non-GAAP Measures and Ratios

This news release includes references to “Adjusted EBITDA”, “Adjusted Operating Expense”, and “Operating Expense Excluding Revenue Share”, which are non-U.S. generally accepted accounting principles (“GAAP”) financial measures. Non-GAAP measures, including non-GAAP ratios, are not recognized measures under GAAP, do not have a standardized meaning prescribed by GAAP, and are therefore unlikely to be comparable to similar measures presented by other companies.

Adjusted EBITDA is a supplemental non-GAAP financial measure that management uses to evaluate operating performance. Adjusted EBITDA is calculated as net income/(loss) before finance expenses, income tax expense, depreciation and amortization, stock-based compensation, restructuring expenses, and expenses related to litigation settlements.

Operating Expense Excluding Revenue Share is used as an alternative to operating expenses by removing variable cash expenses associated with revenue share expenses, which is a component of marketing expenses.

Adjusted Operating Expense is used as an alternative to operating expenses by removing major non-cash items such as stock-based compensation, depreciation, and other unique or non-cash expenses, while retaining ongoing fixed operating expenses and excluding variable cash expenses associated with revenue share.

Adjusted EBITDA, Adjusted Operating Expense and Operating Expense Excluding Revenue Share have no direct comparable GAAP financial measures. The Company has used or included these non-GAAP measures solely to provide investors with added insight into Real’s financial performance. Readers are cautioned that such non-GAAP measures may not be appropriate for any other purpose. Non-GAAP measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Our Adjusted EBITDA is reconciled to the most comparable GAAP measure for the three and twelve months ended December 31, 2025 and 2024 and is presented in the table below labeled Reconciliation of Net Loss to Adjusted EBITDA. Our Adjusted Operating Expense and Operating Expense Excluding Revenue Share reconciled to the most comparable GAAP measure is presented for the three and twelve months ended December 31, 2025 and on a quarterly basis for the prior two fiscal years in the table below labeled Reconciliation of Operating Expense to Adjusted Operating Expense by Quarter.

This press release also includes non-GAAP financial measure ratios. A non-GAAP ratio is a financial measure disclosed in the form of a ratio, fraction, percentage, or similar representation and that has a non-GAAP financial measure as one or more of its components.

Operating Expense Excluding Revenue Share per Transaction is a ratio calculated as Operating Expense Excluding Revenue Share, divided by the number of closed transaction sides. Adjusted Operating Expense per Transaction is a ratio calculated as Adjusted Operating Expense, divided by the number of closed transaction sides.

5

THE REAL BROKERAGE INC.

CONSOLIDATED BALANCE SHEETS

(U.S. dollars and shares in thousands)

	As of
	December 31, 2025	December 31, 2024
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$33,213	$23,376
Restricted cash	26,338	24,089
Investments in financial assets	16,731	9,449
Trade receivables	20,170	14,235
Short-term financing receivables, net	6,231	-
Other current assets	3,081	1,762
TOTAL CURRENT ASSETS	$105,764	$72,911
NON-CURRENT ASSETS
Intangible assets, net	4,157	2,575
Goodwill	8,993	8,993
Property and equipment, net	2,455	2,116
Investment in equity securities	2,250	-
Long-term financing receivables, net	2,311	-
Deferred tax asset	931	-
TOTAL NON-CURRENT ASSETS	$21,097	$13,684
TOTAL ASSETS	$126,861	$86,595

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Accounts payable	1,161	1,374
Accrued liabilities	38,205	25,939
Customer deposits	26,338	24,089
Other payables	9,562	3,050
TOTAL CURRENT LIABILITIES	$75,266	$54,452
NON-CURRENT LIABILITIES
Deferred tax liability	10	-
TOTAL NON-CURRENT LIABILITIES	10	-
TOTAL LIABILITIES	$75,276	$54,452

EQUITY
EQUITY ATTRIBUTABLE TO OWNERS
Common Shares, no par value, unlimited Common Shares authorized, 210,478 Shares issued and outstanding at December 31, 2025; and 202,941 Shares issued and 202,499 outstanding at December 31, 2024	-	-
Additional paid-in capital	164,208	138,639
Accumulated deficit	(112,851)	(104,746)
Accumulated other comprehensive income	318	708
Treasury stock, at cost, 0 and 442 Common Shares at December 31, 2025 and December 31, 2024, respectively	-	(2,455)
EQUITY ATTRIBUTABLE TO OWNERS	51,675	32,146
Non-controlling interests	(90)	(3)
TOTAL EQUITY	51,585	32,143
TOTAL LIABILITIES AND EQUITY	$126,861	$86,595

6

THE REAL BROKERAGE INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(U.S. dollars and shares in thousands, except for per share amounts)

	Three Months Ended December 31, (unaudited)		For the Year Ended December 31,
	2025	2024	2025	2024
Revenues	$505,139	$350,630	$1,968,416	$1,264,639
Cost of Sales	466,105	320,645	1,802,728	1,149,898
Gross Profit	39,034	29,985	165,688	114,741

General and administrative expenses	18,359	18,632	74,359	61,084
Marketing expenses	20,368	13,698	82,383	57,477
Research and development expenses	4,806	4,042	17,443	12,156
Settlement of litigation	750	—	750	9,250
Operating Expenses	44,283	36,372	174,935	139,967
Operating Loss	(5,249)	(6,387)	(9,247)	(25,226)

Other income, net	342	115	995	496
Finance expenses, net	(137)	(434)	(554)	(1,723)
Loss Before Tax	$(5,044)	$(6,706)	(8,806)	(26,453)
Tax Benefit	(829)	—	(740)	—
Net Loss	$(4,215)	$(6,706)	$(8,066)	(26,453)
Net income attributable to non-controlling interests	(12)	(62)	39	88
Net Loss Attributable to the Owners of the Company	$(4,203)	$(6,644)	$(8,105)	$(26,541)
Other comprehensive income/(loss), Items that will be reclassified subsequently to profit or loss:
Unrealized gain (loss) on investments in financial assets	(84)	(16)	(212)	81
Foreign currency translation adjustment	10	529	(178)	794
Total Comprehensive Loss Attributable to Owners of the Company	$(4,277)	$(6,131)	$(8,495)	$(25,666)
Total Comprehensive Income Attributable to Non-Controlling Interest	(12)	(62)	39	88
Total Comprehensive Loss	$(4,289)	$(6,193)	$(8,456)	$(25,578)
Loss per share
Basic loss per share	$(0.02)	$(0.03)	$(0.04)	$(0.14)
Diluted loss per share	$(0.02)	$(0.03)	$(0.04)	$(0.14)
Weighted-average shares, basic and diluted	221,311	200,144	219,873	191,172

7

THE REAL BROKERAGE INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollar in thousands)

	Three Months Ended December, 31 (unaudited)		Twelve Months Ended December 31,
	2025	2024	2025	2024
OPERATING ACTIVITIES
Net Loss	$(4,215)	$(6,705)	$(8,066)	$(26,453)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	585	372	1,929	1,396
Equity-settled stock-based payment	17,732	15,119	68,146	52,916
Finance costs	(99)	338	(180)	376
Change in fair value of warrants liability	-	-	-	600
Deferred income taxes, net	(921)	-	(921)	-
Changes in operating assets and liabilities:
Funds Held in Restricted Escrow Account	-	9,250	-	-
Trade receivables	7,691	3,070	(5,935)	(7,794)
Financing receivables, net	(4,088)	-	(8,542)	-
Other current assets	(180)	672	(1,319)	433
Accounts payable	83	241	(213)	803
Accrued liabilities	(9,450)	(5,052)	12,266	12,565
Customer deposits	(9,607)	(3,427)	2,249	11,141
Other payables	2,618	(9,793)	6,512	2,748
NET CASH PROVIDED BY OPERATING ACTIVITIES	149	4,085	65,926	48,731

INVESTING ACTIVITIES
Purchase of investment in equity securities	-	-	(2,250)	-
Purchase of property and equipment	(165)	(81)	(1,100)	(1,045)
Purchase of intangible assets	-	-	(2,750)	-
Purchase of financial assets	(269)	123	(16,053)	(1,692)
Proceeds from sale of financial assets	2,806	(220)	8,559	6,546
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	2,372	(178)	(13,594)	3,809

FINANCING ACTIVITIES
Repurchase of common shares	(15,064)	(5,947)	(39,363)	(36,283)
Payment of employee taxes on certain stock-based arrangements	(954)	(1,355)	(2,928)	(2,832)
Proceeds from exercise of stock options	598	658	2,169	6,275
Distributions to non-controlling interest	(31)	(129)	(126)	(300)
NET CASH USED IN FINANCING ACTIVITIES	(15,451)	(6,773)	(40,248)	(33,140)

Net change in cash, cash equivalents and restricted cash	(12,930)	(2,866)	12,084	19,400
Cash, cash equivalents and restricted cash, beginning of period	72,372	50,128	47,465	27,655
Effect of foreign exchange rate changes on cash, cash equivalents, and restricted cash	109	203	2	410
CASH, CASH EQUIVALENTS AND RESTRICTED CASH, ENDING BALANCE	$59,551	$47,465	$59,551	$47,465

8

THE REAL BROKERAGE INC.

RECONCILIATION OF NET LOSS TO ADJUSTED EBITDA

(U.S. dollars in thousands)

Unaudited

	Three Months Ended December 31,		For the Year Ended
	2025	2024	December 31, 2025	December 31, 2024
Net Loss	$(4,215)	$(6,705)	$(8,066)	$(26,453)
Add/(Deduct):
Finance Expenses, Net	137	169	554	1,723
Depreciation and Amortization	585	372	1,929	1,396
Stock-Based Compensation	17,732	15,119	68,146	52,916
Restructuring Expenses	-	-	250	-
Expenses Related to Litigation Settlement	750	118	777	10,377
Tax Benefit	(829)		(740)	-
Adjusted EBITDA(i)	14,160	9,073	62,850	39,959

i.	Represents a non-GAAP measure. Real’s method for calculating non-GAAP measures may differ from other reporting issuers’ methods and accordingly may not be comparable. For definitions and basis of presentation of Real’s non-GAAP measures, refer to the non-GAAP measures and ratios section of this press release.

9

THE REAL BROKERAGE INC.

BREAKOUT OF REVENUE BY SEGMENT

(U.S. dollars in thousands)

	Three Months Ended December 31, (unaudited)		Twelve Months Ended December 31,
	2025	2024	2025	2024
Main revenue streams
Commissions	$501,982	$348,083	$1,956,483	$1,255,799
Title	1,352	1,338	5,035	4,788
Mortgage Broker Income	1,466	1,167	6,009	4,010
Wallet	339	42	889	42
Total Revenue	$505,139	$350,630	$1,968,416	$1,264,639

10

THE REAL BROKERAGE INC.

RECONCILIATION OF OPERATING EXPENSE TO ADJUSTED OPERATING EXPENSE BY QUARTER

(U.S. dollars in thousands)

Unaudited

	2024				2025
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Operating Expense	36,477	32,512	34,607	36,371	39,145	46,177	45,330	44,283
Less: Revenue Share Expense	9,064	12,475	11,651	9,537	12,504	17,644	15,738	14,634
Revenue Share Expense (% of revenue)	4.5%	3.7%	3.3%	2.7%	3.5%	3.3%	2.8%	2.9%
Operating Expense Excluding Revenue Share[1]	27,413	20,037	22,956	26,834	26,641	28,533	29,592	29,649
Less:
Stock-Based Compensation - Employees	1,493	2,265	3,139	3,405	1,651	2,057	3,422	2,605
Stock-Based Compensation - Agent	2,137	2,335	2,665	2,940	3,115	3,478	3,935	4,199
Depreciation and Amortization Expense	326	340	358	372	379	398	567	585
Restructuring Expense	—	—	—	—	250	—	—	—
Expenses Related to Litigation Settlement	9,857	369	33	118	27	—	—	750
Subtotal	13,813	5,309	6,195	6,835	5,422	5,933	7,924	8,139
Adjusted Operating Expense[2]	13,600	14,728	16,761	19,998	21,219	22,601	21,668	21,510
Adjusted Operating Expense (% of revenue)	6.8%	4.3%	4.5%	5.7%	6.0%	4.2%	3.8%	4.3%

1 Operating expense excluding revenue share excludes revenue share expense.

2 Adjusted operating expense excludes revenue share, stock-based compensation, depreciation and other non-recurring or non-cash expenses.

11

THE REAL BROKERAGE INC.

KEY PERFORMANCE METRICS BY QUARTER

(U.S. dollars in thousands)

Unaudited

	2024				2025
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Transaction Data
Closed Transaction Sides[1]	19,032	30,367	35,832	35,370	33,617	49,282	53,512	48,903
Total Value of Home Side Transactions ($, billions)[2]	7.5	12.6	14.4	14.6	13.5	20.1	21.4	20.3
Median Home Sales Price ($, thousands)[3]	$372	$384	$383	$380	$380	$387	$390	$385
Agent Metrics
Total Agents[4]	16.68	19,540	21,770	24,140	26.87	28.034	30,183	31,739
Agent Churn Rate (%)[5]	7.9	7.5	7.3	6.8	8.7	9.4	4.9	5.2
Revenue Churn Rate (%)[6]	1.9	1.6	2.0	1.8	2.5	1.9	1.4	1.6
Headcount and Efficiency Metrics
Full-Time Employees[7]	151	231	240	264	410	429	439	435
Full-Time Employees, Excluding One Real Title and One Real Mortgage[8]	117	142	155	178	307	324	340	338
Headcount Efficiency Ratio[9]	1:143	1:138	1:140	1:136	1:88	1:87	1:89	1:94
Revenue Per Full Time Employee ($, thousands)[10]	$1,716	$2,400	$2,403	$1,970	$1,153	$1,669	$1,672	$1,490
Operating Expense Excluding Revenue Share ($, thousands)[11]	$27,413	$20,037	$22,956	$26,835	$26,641	$28,533	$29,592	$29,649
Operating Expense Per Transaction Excluding Revenue Share ($)[12]	$1,440	$660	$641	$759	$792	$579	$553	$606
Adjusted Operating Expense ($, thousands)[13]	$13,600	$14,728	$16,761	$19,998	$21,219	$22,601	$21,668	$21,510
Adjusted Operating Expense Per Transaction ($)[14]	$715	$485	$468	$565	$631	$459	$405	$440

1 Represents the number of transactions closed by our agents during the period.

2 Represents the U.S. dollar value of all sale, lease and purchase transactions closed by our agents during the period.

3 Represents the median price (in USD) of homes sold or purchased by our agents during the period, based on closed transactions.

4 Represents the total number of agents affiliated with Real at the end of the period.

5 Represents the rate at which agents left our platform during the period, calculated as the number of churned agents during the period divided by the total agent base at the beginning of the period.

6 A supplementary financial measure, calculated as the percentage of revenue lost from agents who churned during the period, calculated as commission revenue generated by churned agents during the last six months divided by total Company commissions revenue for the last six months.

7 Represents the total number of full-time employees of the Company at period end.

8 Represents the total number of full-time employees of the Company excluding employees of One Real Title and One Real Mortgage.

9 Represents the ratio of full-time brokerage employees (excluding One Real Title and One Real Mortgage employees) to the number of agents on our platform.

10 A supplementary financial measure calculated as total company revenue divided by full-time brokerage employees (excludes One Real Title and One Real Mortgage employees).

11 A non-GAAP measure, calculated as total operating expenses per the Financial Statements, less revenue share expense. Real’s method for calculating non-GAAP measures may differ from other reporting issuers’ and accordingly may not be comparable. For definitions and basis of presentation of Real’s non-GAAP measures, refer to the “Non-GAAP measures and ratios” section in this press release.

12 A non-GAAP measure, calculated as operating expense excluding revenue share, divided by the number of closed transaction sides. Real’s method for calculating non-GAAP measures may differ from other reporting issuers’ and accordingly may not be comparable. For definitions and basis of presentation of Real’s non-GAAP measures, refer to the “Non-GAAP measures and ratios” section in this press release.

13 Adjusted operating expense excludes revenue share, stock-based compensation, depreciation and other non-recurring or non-cash expenses.

14 Adjusted operating expense per transaction, calculated as adjusted operating expense divided by the number of closed transaction sides.

12

Forward-Looking Information

This press release contains forward-looking information within the meaning of applicable Canadian and United States securities laws. Forward-looking information is often, but not always, identified by the use of words such as “seek”, “anticipate”, “believe”, “plan”, “estimate”, “expect”, “likely” and “intend” and statements that an event or result “may”, “will”, “should”, “could” or “might” occur or be achieved and other similar expressions. These statements reflect management’s current beliefs and are based on information currently available to management as at the date hereof. Forward-looking information in this press release includes, without limiting the foregoing, information relating to Real’s expectation regarding revenue growth and profitability and the business, strategic plans of Real.

Forward-looking information is based on assumptions that may prove to be incorrect, including but not limited to Real’s business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. Real considers these assumptions to be reasonable in the circumstances. However, forward-looking information is subject to known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements to differ materially from those expressed or implied in the forward-looking information. Important factors that could cause such differences include, but are not limited to, slowdowns in real estate markets, economic and industry downturns, Real’s ability to attract new agents and retain current agents, Real’s inability to successfully launch new products and features; our inability to scale while improving operating leverage, our inability to successfully execute our strategies, including our strategy related to HeyLeo; possible unfavorable results in legal proceedings; changes in laws, regulations or the regulatory environment affecting our business; disruptions to our technology or cybersecurity incidents; and those risk factors discussed under the heading “Risk Factors” in the Company’s Annual Information Form dated March 4, 2026, and “Risks and Uncertainties” in the Company’s Quarterly Management’s Discussion and Analysis for the period ended December 31, 2025, copies of which are available under the Company’s SEDAR+ profile at www.sedarplus.ca.

These factors should be carefully considered and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this press release are based upon what management believes to be reasonable assumptions, Real cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this press release, and Real assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

About Real

Real (NASDAQ: REAX) is a real estate experience company working to make life’s most complex transaction simple. The fast-growing company combines essential real estate, mortgage and closing services with powerful technology to deliver a single seamless end-to-end consumer experience, guided by trusted agents. With a presence in all 50 states throughout the U.S. and Canada, Real supports over 33,000 agents who use its digital brokerage platform and tight-knit professional community to power their own forward-thinking businesses. Additional information can be found on its website at www.onereal.com.

The Real Brokerage is a real estate technology company and is not a bank. Banking services are provided by Thread Bank, Member FDIC. The Real Wallet Visa debit card is issued by Thread Bank, Member FDIC, pursuant to a license from Visa U.S.A. Inc. and may be used anywhere Visa cards are accepted.

Contact Information

For additional information, please contact:

Loren Irwin

Director, Investor Relations and Financial Reporting

investors@therealbrokerage.com

908.280.2515

For media inquiries, please contact:

press@therealbrokerage.com

13